UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street (Webster Plaza)
Waterbury, CT 06702
Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator of the Webster Bank Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Hartford, Connecticut
June 26, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Webster Bank Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Webster Bank Retirement Savings Plan as of December 31, 2012, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Webster Retirement Savings Plan at December 31, 2012, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 27, 2013

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2013	2012
Assets:
Investments, at fair value:
Registered investment companies	$252,812,767	$201,143,090
Common collective trust fund	24,772,276	26,211,124
Webster Financial Corporation common stock	40,589,214	29,297,329
Cash and cash equivalents	334,339	299,433
Total investments	318,508,596	256,950,976
Receivables:
Employer contributions	824,780	869,739
Participant contributions	764,563	702,173
Notes receivable from participants	5,613,261	5,396,662
Other	40,697	—
Total receivables	7,243,301	6,968,574
Net assets reflecting investments at fair value	325,751,897	263,919,550
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(348,705)	(710,838)
Net assets available for benefits	$325,403,192	$263,208,712
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2013	2012
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$51,235,950	$19,317,317
Interest	5,059	6,680
Dividends	11,331,555	7,103,873
Total gain on investments	62,572,564	26,427,870

Interest income on notes receivable from participants	231,110	238,518

Contributions:
Participant	14,586,158	14,354,749
Employer	10,243,989	10,542,066
Rollover	1,810,220	836,040
Total contributions	26,640,367	25,732,855

Total additions	89,444,041	52,399,243

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	27,206,765	19,306,093
Administrative expenses	42,796	49,730
Total deductions	27,249,561	19,355,823

Net increase in net assets available for benefits	62,194,480	33,043,420

Net assets available for benefits
Beginning of year	263,208,712	230,165,292
End of year	$325,403,192	$263,208,712
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

1. DESCRIPTION OF THE PLAN
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant's election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Participants are permitted to make pre-tax contributions of up to 25% of their compensation. Effective February 1, 2012, Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of an employee's annual eligible compensation. Participant's total pre-tax contributions are limited to $17,500 during 2013 and $17,000 in 2012. Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. These contributions are limited to $5,500 in 2013 and 2012. Additionally, Webster provides special transition credits ranging from 1% to 6% to certain participants who were age 35 or older on January 1, 2008, if they were active participants in the Webster Bank Pension Plan prior to it being frozen.
Effective January 1, 2013, if a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence as soon as administratively feasible 90 days following the date on which the participant becomes eligible to make deferral contributions. Effective January 1, 2012, the automatic rate of deferral for new hires is 3% of compensation, but the plan will no longer have the automatic enrollment increase of 1% per year up to 6% total deferral contribution percentage.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contribution account, rollover account and qualified non-elective contribution account. In general, the vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service.
Participant Loans
Employees have the ability to borrow up to 50% of their vested account balance, up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (Prime + 1%) through payroll deductions. Any required loan application processing fees will be deducted from the participant's account. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.
Payment of Benefits
If the value of a participant's vested account is not greater than $1,000 (including his or her rollover contributions account), vested interests will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant's vested

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

account is greater than $1,000 (including his or her rollover contributions account), vested interests will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her required beginning date. Vested interests greater than $1,000 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant's “normal retirement date” is the date age 65 is attained, and a participant's “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires, whichever is later.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeited Accounts
During the years ended December 31, 2013 and 2012, employer contributions were reduced by $149,324 and $230,499, respectively, from forfeited non-vested accounts. At December 31, 2013 and 2012 the remaining forfeited non-vested accounts totaled $33,254 and $24,139, respectively. These accounts will be used to reduce future employer contributions.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
The Plan invests in common collective trust funds which invest in fully benefit-responsive investment contracts. These funds are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.
3. INVESTMENTS
The following table presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	At December 31,
	2013	2012
Registered investment companies:
Fidelity Growth Company Fund - Class K	$23,638,330	$16,754,565
American Funds Growth Fund of America Class R4	22,008,158	17,193,396
PIMCO Total Return Fund - Institutional Class	21,837,263	26,334,866
Fidelity Mid Cap Stock Fund	20,267,721	14,453,114
Fidelity Diversified International Fund - Class K	16,399,029	13,380,341
Common collective trust fund:
Fidelity Managed Income Portfolio II Class 1 (at contract value)*	24,423,571	25,500,286
Common stock:
Webster Financial Corporation	40,589,214	29,297,329
* The fair value of the Plan's investment in the Fidelity Managed Income Portfolio II Class 1 was $24,772,276 and $26,211,124 at December 31, 2013 and 2012, respectively.
 A summary of net appreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	For the years ended December 31,
	2013	2012
Registered investment companies	$36,946,517	$18,841,910
Webster Financial Corporation common stock	14,289,433	475,407
	$51,235,950	$19,317,317

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

4. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using various valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy - The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2: Fair value is calculated using inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.), or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
A description of the valuation methodologies used by the Company is presented below:
Registered investment companies
The Plan uses quoted market prices of identical assets on active exchanges, or Level 1.
Common collective trust fund
The investments currently reside in the Fidelity Managed Income Portfolio II Class 1 Fund. The Plan's interests in the trust are valued based on the net asset values (NAV) reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II Class 1 Fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2.
The investments valued at NAV as a practical expedient for fair value have no restrictions on redemptions and there were no unfunded commitments at December 31, 2013 and 2012 and no plans to sell investments at December 31, 2013 and 2012 other than normal participant redemptions at the stated NAV. The common collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
Webster Financial Corporation common stock
Webster Financial Corporation common stock is stated at fair value as quoted on an active exchange, or Level 1.
Cash and cash equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest, or Level 1.
Notes receivable from participants
The unpaid principal balance plus any accrued but unpaid interest is an estimate of fair value for notes receivable from participants, as these are fully collateralized by the assets held within each participant account and each carry a variable rate of interest (Prime +1%), which is deemed an observable market input. Notes receivable from participants are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

There have been no changes in the valuation methodologies used at December 31, 2013 and 2012, respectively, and there have been no transfers between fair value levels.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	At December 31, 2013
	Total	Level 1	Level 2	Level 3
Registered investment companies
Mutual funds - large cap equity	$129,225,833	$129,225,833	$—	$—
Mutual funds - mid cap equity	22,211,169	22,211,169	—	—
Mutual funds - small cap equity	14,634,149	14,634,149	—	—
Mutual funds - fixed income	25,554,286	25,554,286	—	—
Target retirement funds	56,035,280	56,035,280	—	—
Money market funds	5,152,050	5,152,050	—	—
Common collective trust fund	24,772,276	—	24,772,276	—
Webster Financial Corporation common stock	40,589,214	40,589,214	—	—
Cash and cash equivalents	334,339	334,339	—	—
Total	$318,508,596	$293,736,320	$24,772,276	$—

	At December 31, 2012
	Total	Level 1	Level 2	Level 3
Registered investment companies
Mutual funds - large cap equity	$99,055,279	$99,055,279	$—	$—
Mutual funds - mid cap equity	15,809,030	15,809,030	—	—
Mutual funds - small cap equity	11,217,591	11,217,591	—	—
Mutual funds - fixed income	29,500,808	29,500,808	—	—
Target retirement funds	41,119,187	41,119,187	—	—
Money market funds	4,441,195	4,441,195	—	—
Common collective trust fund	26,211,124	—	26,211,124	—
Webster Financial Corporation common stock	29,297,329	29,297,329	—	—
Cash and cash equivalents	299,433	299,433	—	—
Total	$256,950,976	$230,739,852	$26,211,124	$—
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $42,796 and $49,730 for the years ended December 31, 2013 and 2012, respectively.
At December 31, 2013 and 2012, the Plan held 1,301,771 shares and 1,425,661 shares of Webster Financial Corporation common stock, respectively, with fair value of $40,589,214 and $29,297,329, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from Webster Financial Corporation common stock of $653,035 and $441,436 respectively.
Notes receivable from participants of $5,613,261 and $5,396,662 as of December 31, 2013 and 2012, respectively, with interest rates ranging from 3.25% to 9.5% also qualify as party-in-interest. Interest earned on the notes receivable from participants totaled $231,110 and $238,518 for the years ended December 31, 2013 and 2012, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

6. PLAN TERMINATION
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Office of the CEO, which is appointed by Webster Bank's Board of Directors.
7. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated April 23, 2014 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The plan document determined by the IRS to be qualified has since been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States of America requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	At December 31,
	2013	2012
Net assets available for benefits per the financial statements	$325,403,192	$263,208,712
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	348,705	710,838
Net assets available for benefits per Form 5500	$325,751,897	$263,919,550
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

	Years ended December 31,
	2013	2012
Net increase in net assets available for benefits per the financial statements	$62,194,480	$33,043,420
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(362,133)	57,398
Net increase in net assets available for benefits per Form 5500	$61,832,347	$33,100,818

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2013 and 2012

10. SUBSEQUENT EVENTS
The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2013 through June 26, 2014, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

WEBSTER BANK
RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest		Current Value
Registered investment companies
Fidelity Growth Company Fund - Class K *	197,463	shares	$23,638,330
American Funds Growth Fund of America Class R4	515,172	shares	22,008,158
PIMCO Total Return Fund-Institutional Class	2,042,775	shares	21,837,263
Fidelity Mid-Cap Stock Fund *	512,977	shares	20,267,721
Fidelity Diversified International Fund - Class K *	445,142	shares	16,399,029
Fidelity Balanced Fund *	669,426	shares	15,229,445
American Funds Washington Mutual Investors Fund Class R4	326,045	shares	12,807,050
Fidelity Small Cap Stock Fund *	585,102	shares	12,252,027
Vanguard Target Retirement 2020 Fund Investor Shares	410,211	shares	11,120,830
T. Rowe Price Equity Income Fund	314,598	shares	10,331,388
Spartan Total Market Index Fund - Investor Class*	181,466	shares	9,819,143
Vanguard Target Retirement 2030 Fund Investor Shares	313,315	shares	8,660,032
Vanguard Target Retirement 2025 Fund Investor Shares	542,634	shares	8,546,485
American Funds Capital World Growth and Income Fund Class R4	182,314	shares	8,246,063
Davis New York Venture Fund Class A	141,479	shares	5,858,654
Vanguard Target Retirement 2015 Fund Investor Shares	390,967	shares	5,774,578
Vanguard Target Retirement 2035 Fund Investor Shares	306,092	shares	5,197,438
Fidelity Treasury Only Money Market Fund *	5,151,963	shares	5,151,963
Vanguard Target Retirement 2040 Fund Investor Shares	180,867	shares	5,122,164
Vanguard Target Retirement 2050 Fund Investor Shares	140,155	shares	3,950,982
Dodge & Cox International Fund	84,395	shares	3,632,348
Templeton Global Bond Fund Advisor Class	266,763	shares	3,491,926
Vanguard Target Retirement 2045 Fund Investor Shares	183,474	shares	3,258,498
Royce Pennsylvania Mutual Investment Class	153,456	shares	2,260,405
Vanguard Target Retirement 2010 Fund Investor Shares	81,232	shares	2,079,543
Perkins Mid Cap Value Fund Class T	81,286	shares	1,899,648
Vanguard Target Retirement Income Fund Investor Shares	129,043	shares	1,613,035
Spartan International Index Fund - Fidelity Advantage Class*	27,222	shares	1,107,120
Vanguard Target Retirement 2055 Fund Investor Shares	19,174	shares	581,945
Vanguard Total Bond Market Index Fund Signal Shares	21,316	shares	225,097
Spartan 500 Index Fund - Institutional Class*	2,277	shares	149,104
Vanguard Target Retirement 2060 Fund Investor Shares	4,850	shares	129,751
Wasatch Small Cap Growth Fund	2,320	shares	121,717
Spartan Extended Market Index Fund - Fidelity Advantage Class*	820	shares	43,800
Fidelity Money Market Trust Retirement Money Market Portfolio *	87	shares	87
Total registered investment companies			252,812,767

Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	24,423,572	units	24,772,276

Common stock
Webster Financial Corporation *	1,301,771	shares	40,589,214

Cash and cash equivalents
Fidelity Brokerage Link *	—		334,339

Notes receivable from participants
Notes receivable from participants*	Varying maturity dates with interest rates ranging from 3.25% to 9.5%		5,613,261

	Total		$324,121,857
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 26, 2014	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 26, 2014	By:	/s/ Gregory S. Madar
Gregory S. Madar
Member of the Retirement Plans Committee

Date:	June 26, 2014	By:	/s/ Bruce E. Wandelmaier
Bruce E. Wandelmaier
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
23.2	Consent of Independent Registered Public Accounting Firm (Ernst and Young LLP)